Exhibit 8.2

LUSE GORMAN, PC

Attorneys at Law

5335 WISCONSIN AVENUE, N.W., SUITE 780

Washington, D.C. 20015

TELEPHONE (202) 274-2000

Facsimile (202) 362-2902

www.luselaw.com

April 18, 2016

Board of Directors

Fox Chase Bancorp, Inc.

4390 Davisville Road

Hatboro, Pennsylvania 19040

Re:	U.S. Federal Tax Consequences of the Merger of Fox Chase Bancorp, Inc.

with and into Univest Corporation of Pennsylvania

To the Members of the Board of Directors:

You have requested our opinion as to the United States Federal income tax consequences of the following proposed transaction pursuant to the Agreement and Plan of Merger by and between Univest Corporation of Pennsylvania, a Pennsylvania corporation (“Univest”) and Fox Chase Bancorp, Inc., a Maryland corporation (“Fox Chase”), dated as of December 8, 2015 (the “Merger Agreement”). Section 9.1(e) of the Merger Agreement provides that a condition to closing of the Merger (as defined below) is the receipt by Fox Chase of an opinion by Luse Gorman, PC that the Merger will be treated for Federal income tax purposes as a reorganization qualifying under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), which shall be dated as of the Closing Date of the Merger. The terms used but not defined herein, whether capitalized or not, will have the same meaning as their definitions in the Merger Agreement.

Pursuant to the Merger Agreement, Fox Chase will merge with and into Univest, with Univest as the resulting or surviving corporation in accordance with Federal law and the laws of the Commonwealth of Pennsylvania and the State of Maryland (the “Merger”). Following the Merger, the separate existence of Fox Chase will cease and all assets, liabilities, rights, privileges, powers, franchises, properties and obligations of Fox Chase will be vested in and assumed by Univest, as the surviving corporation. As of the effective time of the Merger (the “Effective Time”), the following will occur:

(a)	Each share of Fox Chase common stock held in the treasury of Fox Chase and each share of Fox Chase common stock owned by Univest immediately prior to the Effective Time (other than shares held in a fiduciary capacity) will, at the Effective Time, be cancelled and no payment or distribution will be made in consideration therefor.

April 18, 2016

(b)	The aggregate number of outstanding shares of Fox Chase common stock held by each holder immediately prior to the Effective Time (except for shares of Fox Chase common stock canceled pursuant to paragraph (a) above) will be converted into the right to receive from Univest at the election of the holder thereof either into the right to receive (i) $21.00 in cash (the “Cash Consideration”) or (ii) .9731 shares of Univest common stock (the “Stock Consideration”). The foregoing election alternatives are subject to the overall allocation requirements and pro ration processes to ensure that in the aggregate 60% of the outstanding shares of Fox Chase common stock will be converted into Stock Consideration and the remaining outstanding shares of Fox Chase common stock will be converted into Cash Consideration. No fractional shares of Univest common stock shall be issued as a result of the Merger. In lieu of fractional shares, each holder of Fox Chase common stock who would otherwise be entitled to a fraction of a share of Univest common stock will be entitled to an amount in cash, rounded to the nearest cent, equal to the product of (x) the fraction of a share to which such holder would otherwise have been entitled and (y) the closing sales price of a share of Univest Common Stock reported on Nasdaq on the trading day immediately preceding the Closing Date.

This opinion does not address the state and local tax consequences of the transactions contemplated by the Merger Agreement. Nor does this opinion address foreign laws or other areas of United States Federal taxation other than Federal income tax. For purposes of this opinion, we have examined and are familiar with originals or copies, certified or otherwise identified to our satisfaction, of the Merger Agreement and such other documents as we have deemed necessary or appropriate in order to enable us to render the opinions below, including the Registration Statement on Form S-4 (as amended through the date hereof, the “Registration Statement,” which reference will include the proxy statement of Fox Chase and the prospectus of Univest). In our examination, we have assumed the genuineness of all signatures where due execution and delivery are requirements to the effectiveness thereof, the legal capacity of all natural persons, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified, conformed or photostatic copies and the authenticity of the originals of such copies. In rendering the opinion set forth below, we have relied, with the consents of Univest and Fox Chase, upon certain written representations of each of the parties hereto (which representations we have neither investigated nor verified). For purposes of rendering this opinion, we have assumed that all relevant statements in the Merger Agreement, Registration Statement and written representations of the parties, including those made “to the best knowledge of” or similarly qualified, are true, complete and correct and will remain true, complete and correct at all times up to and including the Effective Time. We have also assumed that the parties have complied with and, if applicable, will continue to comply with, the relevant covenants contained in the Merger Agreement. Our opinion may not be relied upon and may be invalid if any assumption described above is untrue for any reason.

In rendering our opinion, we have considered the applicable provisions of the Code, Treasury Regulations, pertinent judicial authorities, interpretative rulings of the Internal Revenue Service and such other authorities as we have considered relevant. We have also assumed that the transactions contemplated by the Merger Agreement will be consummated strictly in accordance with the Merger Agreement.

April 18, 2016

OPINION

Based solely upon the above-referenced representations, information and assumptions, and taking into consideration the limitations at the end of this opinion, it is our opinion that under current United States Federal income tax law:

1.	The Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code; and

2.	Fox Chase and Univest will each be a party to such reorganization within the meaning of Section 368(b) of the Code.

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No assurances are or can be given that the Internal Revenue Service or the courts will agree with the foregoing conclusions, in whole or in part, although it is our opinion that they should. While this opinion represents our considered judgment as to the proper Federal income tax treatment to the parties concerned based upon the law as it exists as of the date of this letter, and the facts as they were presented to us, it is not binding on the Internal Revenue Service or the courts. In the event of any change to the applicable law or relevant facts, we would, of necessity, need to reconsider our views. However, we disclaim any undertaking to advise you of any subsequent changes of the matters stated, represented or assumed herein or any subsequent changes in applicable laws, regulations or interpretations thereof, or the impact of any such changes on this opinion.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement, and to the references to our firm name under the headings “Material U.S. Federal Income Tax Consequences of the Merger” and “Legal Matters” in the Registration Statement. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended or the rules and regulations of the SEC thereunder.

Sincerely,

/s/ LUSE GORMAN, PC
LUSE GORMAN, PC